UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Foltz, Stephen H.
   1643 North Harrison Parkway
   Sunrise, FL  33323
   USA
2. Issuer Name and Ticker or Trading Symbol
   Mortgage.com, Inc.
   MDCM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Interim Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
                   No secur|      |    | |                  |   |           |                   |      |                           |
ities owned                |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$1.5625 |05/31|A   | |4,267      |A  |Immed|(1)  |Common Stock|4,267  |       |4,267       |D  |            |
(Right to Buy)        |        |/00  |    | |           |   |iate |     |            |       |       |            |   |            |
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Employee Stock Option |$1.1875 |07/15|A   | |8,421      |A  |Immed|(1)  |Common Stock|8,421  |       |8,421       |D  |            |
(Right to Buy)        |        |/00  |    | |           |   |iate |     |            |       |       |            |   |            |
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Employee Stock Option |$1.4375 |08/15|A   | |6,957      |A  |Immed|(1)  |Common Stock|6,957  |       |6,957       |D  |            |
(Right to Buy)        |        |/00  |    | |           |   |iate |     |            |       |       |            |   |            |
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Employee Stock Option |$1.25   |09/15|A   | |8,000      |A  |Immed|(1)  |Common Stock|8,000  |       |8,000       |D  |            |
(Right to Buy)        |        |/00  |    | |           |   |iate |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The expiration date for the options is one (1) year after the earlier of the date of expiration of the Interim Chief Financial Officer Agreement or the date of termination of the Interim Chief Financial Officer's employment.
SIGNATURE OF REPORTING PERSON
/s/ Stephen H. Foltz by Edward T. Kirchmier, Atty-in-fact
DATE
October 9, 2000